EMERGING MANAGER ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION AND
REGULATION 1.10 OF THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68332

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMERGING MANAGER ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

84 Morris Street
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Eckel 917-406-9738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street	New York	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Eckel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMERGING MANAGER ADVISORS LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2023

paul eckel
Signature

CEO
Title

Rafael L Marte 2/26/21
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Emerging Manager Advisors, LLC
Index to the Financial Statements
December 31, 2020

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.663.0090
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Emerging Manager Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Emerging Manager Advisors, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Emerging Manager Advisors, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Emerging Manager Advisors, LLC's management. Our responsibility is to express an opinion on Emerging Manager Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Emerging Manager Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Emerging Manager Advisors, LLC's auditor since 2018.

Adeptus Partners LLC

Adeptus Partners, LLC

Ocean, New Jersey

February 26, 2021

Offices:
Maryland
New York City
Long Island
New Jersey

Emerging Manager Advisors, LLC
Statement of Financial Condition
December 31, 2020

ASSETS	
Cash	$ 96,266
Accounts receivable	154,505
Security deposit	10,000
Total Assets	$ 260,771
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 123,612
Member's Equity	137,159
Total Liabilities and Member's Equity	$ 260,771

See accompanying notes to financial statements.

1. Business and Organization

Emerging Manager Advisors, LLC (the "Company"), a limited liability company, is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an introducing broker with the Commodity' Futures Trading Commission ("CFTC") and a member of the National Futures Association, ("NFA"). The Company was formed in the State of Delaware on February 2, 2009 for the purpose of acting as a marketer and consultant for hedge funds and providing investment banking and advisory services to primarily institutional clients. The Company will not hold customer funds or safekeep customer securities. The Company is expected to continue until December 31, 2038 unless extended as provided for in the Company's operating agreement. The Company is wholly-owned by Emerging Manager, LLC ("Parent Company"); a limited liability company. The Company's president and chief executive officer owns 83.5% of the Parent Company.

2. Summary of Significant Accounting Policies

Cash:

The Company maintains its cash balance with one financial institution, which may at times exceed federally insured limits. In the event of the financial institution's insolvency, recovery of cash may be limited.

Accounts receivable:

Accounts receivable are non-interest bearing obligations due per referral agreement terms. Management reviews and evaluates the accounts receivable on a monthly basis to determine if any receivables will be potentially uncollectible. Management includes any accounts receivable balance that is determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. As of December 31, 2020, the accounts receivable balance was evaluated by management and considered to be fully collectible and no allowance for doubtful accounts was necessary.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Referral fees:

Referral fees are earned from marketing and referrals to large hedge funds, private placement of securities and brokering selling interests in unregistered private investment funds activities. Fees are earned pursuant to contract terms with clients, based on earnings and performance fees earned by the funds during the year. Revenues are recognized at the point in time when the performance obligation has been satisfied, and it is probable that a significant reversal will not occur. As such, the Company has determined that revenue recognition generally occurs at the time the fees are collected.

2. Summary of Significant Accounting Policies (continued)

Income taxes:

The Company, as a single member limited liability company, is a disregarded entity' for federal, state and local income tax purposes and, accordingly, is not subject to federal, state or local income taxes. As such no provision is made in the accompanying financial statements for federal, state and local taxes. The Parent Company is a limited liability company, treated as a partnership and as such is not a tax paying entity. Each member of the Parent Company is individually responsible for its share of the Parent Company's income or loss for income tax purposes.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA and is required to maintain minimum net capital of $45,000.

At December 31, 2020, the Company had net capital of $127,015, which was $82,015 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.973 to 1.

4. Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services.

The Company will continue to monitor revenue recognition modifications, clarifications or interpretations by the Financial Accounting Standards Board ("FASB") that may impact its current conclusions, and will provide updates in future periods. Referral fees represent marketing on behalf of and referrals to hedge fund clients.

The following table presents our total referral fee revenue disaggregated by commissions and marketing categories:

Commissions	$ 1,086,809
Marketing	15,972
Referral fees	$ 1,102,781

5. Financial Instruments with Off-Balance Sheet Credit Risk

As a broker dealer, the Company is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section 4(2)~Rule D, No. 506 of the Securities Act.

The Company does not have any credit exposure associated with the Qualified Investors it introduces as a third party marketer to its customers.

6. Related Party Transactions:

The Parent Company provides the Company with certain general and administrative support services on a month to month basis, including, but not limited to, rent and utilities, as well as, pays expenses on a reimbursable basis for the Company. Expenses under this arrangement amounted to $10,800 for the year ended December 31, 2020, which is reflected as general and administrative expense in the statement of income.

7. Concentration Risk:

During the year ended December 31, 2020, the Company received approximately 98.55% of its total revenues from one client.

8. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 26, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.